QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(5)(K)

DSM Successfully Completes Tender Offer for Martek and Expects to Complete Acquisition Today

        Royal DSM N.V. (NYSE Euronext: DSM KON), the global Life Sciences and Materials Sciences company, announced today that it has successfully completed the subsequent offering period to its all-cash tender offer to purchase all of the outstanding shares of common stock of Martek Biosciences Corporation at a price of $31.50 per share.

        The previously announced subsequent offering period expired at 12:00 midnight, New York City time, on Thursday, February 24, 2011. The depositary for the tender offer has advised that, as of such time, a total of approximately 262,000 additional Martek shares of common stock had been validly tendered in the subsequent offering period, which, together with the shares validly tendered and not withdrawn during the initial offering period, resulted in DSM holding approximately 89.5% of Martek's currently outstanding shares. DSM has accepted for payment all validly tendered shares.

        DSM intends to exercise the top-up option that was granted to DSM pursuant to the merger agreement to purchase additional shares directly from Martek and to complete a short-form merger in accordance with the merger agreement later today. In the short-form merger, Greenback Acquisition Corporation will be merged with and into Martek, and each share of Martek common stock not tendered in the tender offer, other than those as to which holders exercise appraisal rights under Delaware law and those held by DSM or Martek or their respective subsidiaries, will be converted in the merger into the right to receive $31.50 per share in cash, without interest and less any required withholding taxes. This is the same price per share paid in the tender offer.

Martek

        Martek is a leader in the innovation, development, production and sale of high-value products from microbial sources that promote health and wellness through nutrition. Martek's technology platform consists of its core expertise, broad experience and proprietary technology in areas such as microbial biology, algal genomics, fermentation and downstream processing. This technology platform has resulted in Martek's development of a number of products, including the company's flagship product, life'sDHA™, a sustainable and vegetarian source of algal DHA (docosahexaenoic acid) important for brain, heart and eye health throughout life for use in infant formula, pregnancy and nursing products, foods and beverages, dietary supplements and animal feeds. Martek also produces life'sARA™ (arachidonic acid), an omega-6 fatty acid, for use in infant formula and follow-on formulas. Martek's subsidiary, Amerifit Brands, develops, markets and distributes branded consumer health and wellness products and holds leading brand positions in all of its key product categories. Amerifit products are sold in most major mass, club, drug, grocery and specialty stores and include: Culturelle®, a leading probiotic supplement; AZO, the leading OTC brand addressing symptom relief and detection of urinary tract infections; and Estroven®, the leading all-natural nutritional supplement brand addressing the symptoms of menopause.

        For more information on Martek Biosciences, visit www.martek.com. For a complete list of life'sDHA™ and life'sARA™ products, visit www.lifesdha.com. For more information about Amerifit Brands, visit http://www.amerifit.com.

DSM—Bright Science. Brighter Living.™

        Royal DSM N.V. is a global science-based company active in health, nutrition and materials. By connecting its unique competences in Life Sciences and Materials Sciences DSM is driving economic prosperity, environmental progress and social advances to create sustainable value for all stakeholders. DSM delivers innovative solutions that nourish, protect and improve performance in global markets such as food and dietary supplements, personal care, feed, pharmaceuticals, medical devices, automotive, paints, electrical and electronics, life protection, alternative energy and bio-based materials. DSM's 22,000 employees deliver annual net sales of about €9 billion. The company is listed on NYSE Euronext. More information can be found at www.dsm.com.

For more information:

DSM Corporate Communications Herman Betten tel. +31 (0) 45 5782017 fax +31 (0) 45 5740680 e-mail media.relations@dsm.com	DSM Investor Relations Hans Vossen tel. +31 (0) 45 5782864 fax +31 (0) 10 4590275 e-mail investor.relations@dsm.com

Forward-looking statements

This press release may contain forward-looking statements with respect to DSM's future (financial) performance and position. Such statements are based on current expectations, estimates and projections of DSM and information currently available to the company. DSM cautions readers that such statements involve certain risks and uncertainties that are difficult to predict and therefore it should be understood that many factors can cause actual performance and position to differ materially from these statements. DSM has no obligation to update the statements contained in this press release, unless required by law. The English language version of the press release is leading.

QuickLinks

  Exhibit (a)(5)(K)